UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HOLLYFRONTIER CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

436106108

(CUSIP Number)

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436106108

1.	Names of Reporting Persons. TCTC Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,605,755
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,605,755
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,605,755
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 436106108

1.	Names of Reporting Persons. Turtle Creek Trust Company, LTA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,562,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,562,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,562,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 436106108

1.	Names of Reporting Persons. Turtle Creek Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,247
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 43,247
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Company filed May 20, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on July 5, 2011, by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) and Amendment No. 2 to the Schedule 13D filed on September 9, 2011 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)      “The names of the persons filing this Schedule 13D are TCTC Holdings, LLC, a Texas limited liability company (“TCTC Holdings”), Turtle Creek Trust Company, LTA, a state-chartered trust company regulated by the Texas Department of Banking (“Trust Company”), and Turtle Creek Management, LLC, a Texas limited liability company (“Management”). TCTC Holdings, Trust Company and Management are collectively referred to in this Schedule 13D as the “Reporting Persons.”

(b)      The principal business and principal office address of the Reporting Persons is 3838 Oak Lawn Avenue, Suite 1650, Dallas, Texas, 75219.

(c)      This Schedule 13D is jointly filed by and on behalf of TCTC Holdings, Trust Company and Management. The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Company filed on May 20, 2011 by the Reporting Persons with the SEC (the “Joint Filing Agreement”).

TCTC Holdings is a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a banking, securities and investment management firm. Trust Company is a state-chartered banking firm, and Management is a securities and investment management firm.

Trust Company may be deemed to beneficially own securities held in accounts over which it serves as trustee (collectively, the “Trust Accounts”), and Management may be deemed to beneficially own securities held in accounts in which it has discretionary authority (collectively, the “Management Accounts”, and together with the Trust Accounts, the “Accounts”). TCTC Holdings is the sole shareholder of, and may be deemed to indirectly beneficially own securities beneficially owned by, Trust Company. TCTC Holdings is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, Management. The Accounts are the record and direct beneficial owners of the securities covered by this Schedule 13D and none of the Reporting Persons own any shares of Common Stock of the Company directly. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(d) and (e)      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)      TCTC Holdings and Management are organized under the laws of the State of Texas. Trust Company is a state-chartered trust company that is regulated by the Texas Department of Banking.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

“In various open market purchases from January 6, 2012 through May 10, 2017, the Reporting Persons, on behalf of certain of the Accounts, expended an aggregate of approximately $6,829,837.88 (including commissions) to acquire 192,250 shares of Common Stock of the Company for certain of the Accounts. The funds used by the applicable Accounts for the purchase of such shares of Common Stock of the Company were derived from the general working capital or personal funds, as applicable, of such Accounts. Further, as a result of certain of the Reporting Persons managing or serving as trustee of, as applicable, new Accounts between December 11, 2017 and April 27, 2018, the Reporting Persons may be deemed to have indirectly acquired beneficial ownership over 2,932 shares of Common Stock of the Company that were already directly beneficially owned by such new Accounts. No cash consideration was paid by the Reporting Persons in connection with management of, or appointment as trustee over, as applicable, such new Accounts and any indirect acquisition of beneficial ownership over the shares of the Common Stock that were already directly beneficially owned by such Accounts.

On May 12, 2011, August 25, 2011, January 25, 2012 and January 23, 2013, the Company awarded Robert G. McKenzie an aggregate of 10,606 restricted stock units pursuant to the Company’s Long Term Incentive Compensation Plan. As of the date hereof, all such restricted stock units have vested in accordance with their terms. Mr. McKenzie received such restricted stock units as consideration for serving on the Board of Directors of the Company (the “Board”) and no cash consideration was paid by Mr. McKenzie in connection with the receipt of such restricted stock units or the corresponding receipt of shares of Common Stock upon vesting of the restricted stock units. In addition, on November 11, 2013, the Company awarded Mr. McKenzie 3,009 restricted stock units pursuant to the Company’s Long-Term Incentive Compensation Plan for no cash consideration. In connection with Mr. McKenzie’s retirement from the Board (as described in Item 4), such restricted stock units were forfeited. On June 17, 2012, Mr. McKenzie directly acquired 1,700 shares of Common Stock of the Company through inheritance. On June 17, 2012, Mr. McKenzie’s sister also inherited an individual retirement account for which Mr. McKenzie has joint investment authority, though no voting authority over, and such individual retirement account held 1,700 shares of Common Stock of the Company at the time of such inheritance. In an open market transaction on June 13, 2013, Mr. McKenzie expended an aggregate of $45,310 (including commissions) to acquire 1,000 shares of Common Stock of the Company. In an open market transaction on June 13, 2013, Mr. McKenzie’s wife expended an aggregate of $45,308 (including commissions) to acquire 1,000 shares of Common Stock of the Company, which shares of Common Stock of the Company Mr. McKenzie may be deemed to beneficially own. On June 13, 2013, Mr. McKenzie, as the executor of an estate, directed the estate to expend an aggregate of $51,269 (including commissions) to acquire 1,132 shares of Common Stock of the Company on behalf of the estate.

On May 12, 2011, August 25, 2011, January 25, 2012, January 23, 2013, November 11, 2013, November 12, 2014, November 12, 2015 and November 9, 2016, the Company awarded R. Kevin Hardage an aggregate of 24,573 restricted stock units pursuant to the Company’s Long-Term Incentive Compensation Plan. As of the date hereof, all such restricted stock units have vested in accordance with their terms. Mr. Hardage received such restricted stock units as consideration for serving on the Board and no cash consideration was paid by Mr. Hardage in connection with the receipt of such restricted stock units or the corresponding receipt of shares of Common Stock upon vesting of the restricted stock units. In addition, on November 8, 2017, the Company awarded Mr. Hardage 3,190 restricted stock units pursuant to the Company’s Long-Term Incentive Compensation Plan for no cash consideration. In connection with Mr. Hardage’s resignation from the Board (as described in Item 4), such restricted stock units were forfeited.

The foregoing descriptions of the restricted stock unit awards to Mr. McKenzie and Mr. Hardage do not purport to be complete and are qualified in their entirety by reference to the Form of Director Restricted Stock Unit Agreement and the First Amendment to Restricted Stock Unit Agreement, which are incorporated herein by reference to Exhibits 99.3 and 99.6, respectively.

In open market purchases on March 22, 2012, R. Craig Knocke expended an aggregate of approximately $426,500 (excluding commissions) to acquire 12,500 shares of Common Stock of the Company using personal funds.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“Effective July 1, 2011, Robert G. McKenzie was removed from the position of Presiding Director of the Board. Effective May 14, 2014, Mr. McKenzie no longer serves as a member of the Board.

On April 10, 2018, R. Kevin Hardage withdrew his name from nomination for re-election to the Board at the Company’s annual meeting of stockholders. Mr. Hardage’s resignation from the Board was effective May 9, 2018.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The number of shares of Common Stock of the Company as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Trust Company may be deemed to beneficially own securities held in the Trust Accounts, and Management may be deemed to beneficially own securities held in the Management Accounts. TCTC Holdings is the sole shareholder of, and may be deemed to indirectly beneficially own securities beneficially owned by, Trust Company. TCTC Holdings is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, Management. The Accounts are the record and beneficial owners of the securities covered by this Schedule 13D and none of the Reporting Persons own any shares of Common Stock of the Company directly. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(c)      Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share (1)	Description of Transaction
5/18/2018	Trust	105,000	$72.43	Open Market Sales
5/21/2018	R. Kevin Hardage	1,000	$74.85	Open Market Sales
5/24/2018	Management	1,500	$75.52	Open Market Sales
5/24/2018	Trust	10,000	$75.63	Open Market Sales
6/11/2018	Trust	60,000	$76.28	Open Market Sales
6/12/2018	Trust	25,000	$74.69	Open Market Sales
6/18/2018	Trust	25,000	$76.17	Open Market Sales
6/20/2018	Trust	20,000	$74.55	Open Market Sales

(1)	Includes commissions.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“The information in Item 3 and Item 4 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Additional Information (filed herewith)

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)

99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)

99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)

99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)

99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2018	TCTC Holdings, LLC

By:	/s/ R. Craig Knocke
Name:	R. Craig Knocke
Title:	Member and Principal

Turtle Creek Trust Company

By:	/s/ R. Craig Knocke
Name:	R. Craig Knocke
Title:	Director

Turtle Creek Management, LLC

By:	/s/ R. Craig Knocke
Name:	R. Craig Knocke
Title:	Principal